Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

February 1, 2008

Kathleen Krebs, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Level 3 Communications, Inc.

Definitive Schedule 14A

Filed March 29, 2007

File No. 1-15658

Dear Ms. Krebs:

On behalf of the registrant, Level 3 Communications, Inc. (“Level 3”), I am writing to confirm receipt of your letter dated January 18, 2008, addressed to me in which you provided to us the additional comment of the staff of the Securities and Exchange Commission on the Level 3 filing referenced above and our response letter dated November 9, 2007.

Based on our telephone conversation, I am writing to confirm that Level 3 will provide its response to the staff’s additional comment by February 20, 2007.

If you have any questions, please feel free to contact me directly at 720-888-1000.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein

Senior Vice President